MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

November 2, 2004

TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Corporate Update: Newcrest Drilling, Hercules

Miranda Gold Corp. wishes to announce that Newcrest Resources Inc. has completed the first phase of drilling on Miranda’s Redlich project, Esmeralda County, Nevada. Newcrest drilled 19 reverse circulation holes for a total of 11,094 feet (3,382 metres) with an average depth of approximately 600 feet per hole. The program was completed late October and assays are being performed by ALS Chemex. Assay results will be released when they are available. This drill program should enable Newcrest to improve their understanding of the district geology.

The Redlich property comprises a total of 104 claims within the Walker Lane Structural Zone, approximately 40 miles west of Tonopah.

Newcrest Resources Inc. is a wholly-owned subsidiary of Newcrest Mining Limited, based in Melbourne, Australia. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest has an annual work commitment commencing with $75,000 this year, $150,000 for each of the next two years, and then $200,000 per year thereafter until it has earned an interest in the project.

Miranda Gold Corp. also wishes to announce that it has received notice from Lincoln Gold Corp. that Lincoln has decided to terminate the joint venture on the Hercules project.

Lincoln drilled three reverse circulation holes to test the deeper levels of the Hercules vein system for bonanza-grade gold and silver. The holes encountered intervals of low-grade gold values near the surface, but the bonanza-grade values were not present at depth. All three holes were drilled directly towards the main vein system and were 200 to 400 feet apart along strike. Hole H04-1 was drilled at -60Ú and bottomed in black mudstone at 1000 feet. Minor shallow gold mineralization was encountered from 10 to 25 feet in oxidized and silicified lithic tuff (15 feet @ 0.019 opt Au). Hole H04-02 was drilled at -55Ú and bottomed in black mudstone at 900 feet. Shallow oxide gold mineralization was encountered from 15 to 105 feet in oxidized lapilli tuff containing quartz veinlets (90 feet @ 0.017 opt Au). Hole H04-03 was drilled at -60Ú and bottomed in crystal ash tuff at 900 feet. Shallow oxide gold mineralization was encountered from 25 to 55 feet in silicified lapilli tuff

(30 feet @ 0.016 opt Au) and from 245 to 255 feet in sericitized lapilli tuff (10 feet @ 0.016 opt Au). The shallow gold mineralization encountered in all three drill holes is typical of results from past drilling programs. Projected deep, bonanza gold-silver mineralization was not encountered.

Based on these drill results, Miranda Gold Corp. has decided that the Hercules project no longer meets its criteria for further work and has terminated its option on the Hercules project.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with eleven gold exploration projects in various stages of exploration and development. In the last nine months Miranda has focused exploration efforts more on the Cortez Trend, resulting in the acquisition of eight new properties. Miranda’s management believes that this belt has the potential of rivaling the famous Carlin Trend (180 million ounces) with regards to hosting world class gold ore bodies and resources. Miranda Gold Corp. is strategically positioned in this exciting new gold belt.

For more information visit the Company’s web site at www.mirandagold.com

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.